UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             American Re Corporation
             ------------------------------------------------------
                                (Name of issuer)

                                  Common Stock
             ------------------------------------------------------
                         (Title of class of securities)

                                    02916310
                                 --------------
                                 (CUSIP Number)

                               W. Jeffrey Lawrence
                               Shearman & Sterling
                                 199 Bishopsgate
                                 London EC2M 3TY
                          Tel. No.: 011-44-171-920-9000
             ------------------------------------------------------

                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 August 13, 1996
             ------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following |_|.

Check the following box if a fee is being paid with the statement |X|.

                                (Page 1 of 15 Pages)

==============================                   ==============================
      CUSIP No. 02916310                                Page 2 of 15 Pages
==============================                   ==============================


- -------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON

       Muenchener Rueckversicherungs-Gesellschaft Aktiengesellschaft in Muenchen

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON    13-5669461
- -------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                   (a) |X|

                                                                   (b) |_|

- -------------------------------------------------------------------------------
  3    SEC USE ONLY

- -------------------------------------------------------------------------------
  4    SOURCE OF FUNDS   WC

- -------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                            |_|

- -------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION                 Germany

- -------------------------------------------------------------------------------

     NUMBER OF        7     SOLE VOTING POWER
      SHARES     --------------------------------------------------------------
   BENEFICIALLY       8     SHARED VOTING POWER              30,236,000
     OWNED BY    --------------------------------------------------------------
       EACH           9     SOLE DISPOSITIVE POWER
     REPORTING   --------------------------------------------------------------
      PERSON         10     SHARED DISPOSITIVE POWER         30,236,000
       WITH
- ------------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                30,236,000
- -------------------------------------------------------------------------------
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                             |_|
- -------------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                           63.9%
- -------------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON            IC

- -------------------------------------------------------------------------------

                                  SCHEDULE 13D


==============================                   ==============================
      CUSIP No. 02916310                                Page 3 of 15 Pages
==============================                   ==============================





- -------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON

       Puma Acquisition Corp.

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON   98-0163079
- -------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                      (a) |X|

                                                                      (b) |_|

- -------------------------------------------------------------------------------
  3    SEC USE ONLY

- ------------------------------------------------------------------------------
  4    SOURCE OF FUNDS   AF

- -------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                             |_|

- ------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION                  State of Delaware

- -------------------------------------------------------------------------------

           NUMBER OF      7     SOLE VOTING POWER
            SHARES      -------------------------------------------------------
         BENEFICIALLY     8     SHARED VOTING POWER           30,236,000
           OWNED BY     -------------------------------------------------------
             EACH         9     SOLE DISPOSITIVE POWER
           REPORTING    -------------------------------------------------------
            PERSON       10     SHARED DISPOSITIVE POWER       30,236,000
             WITH
- -------------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                30,236,000
- -------------------------------------------------------------------------------
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                            |_|
- -------------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                           63.9%
- -------------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON            CO

- ------------------------------------------------------------------------------

Item 1. Security and Issuer.

     This statement on Schedule 13D relates to the common stock, par value $.01 per share (the "Common Stock"), of American Re Corporation (the "Issuer"). The Issuer is a Delaware corporation with its principal executive offices located at 555 College Road East, Princeton, New Jersey 08543.


Item 2. Identity and Background.

     (a) The names of the persons filing this statement are Puma Acquisition Corp., a Delaware corporation ("Sub"), and Muenchener Rueckversicherungs-Gesellschaft Aktiengesellschaft in Muenchen, a corporation organized under the laws of Germany ("Munich Re" and together with Sub, the "Filing Persons").

     (b) The address of the principal business and principal office of the Filing Persons is Koeniginstrasse 107, D-80791 Munich, Germany.

     (c) Sub was incorporated solely for the purpose of merging with and into Issuer, and has no other business. Set forth in Schedule A is the name, citizenship, business or residence address and present principal occupation or employment, as well as the name and address of any corporation or other organization in which such occupation or employment is conducted, of each of the directors and executive officers of Sub, as of the date hereof.

          The principal business of Munich Re is reinsurance. Set forth in Schedule B is the name, citizenship, business or residence address and present principal occupation or employment, as well as the name and address of any corporation or other organization in which such occupation or employment is conducted, of each of the directors and executive officers of Munich Re, as of the date hereof.

     (d) During the last five years, neither of the Filing Persons, nor, to the knowledge of the Filing Persons, any person named in either Schedule A or Schedule B, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (e) During the last five years, neither of the Filing Persons, nor, to the knowledge of the Filing Persons, any person named in either Schedule A or Schedule B, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     Pursuant to an Agreement and Plan of Merger (the "Merger Agreement"), dated as of August 13, 1996, among Munich Re and Sub, a wholly owned subsidiary of Munich Re, and the Issuer, and subject to the conditions set forth therein (including approval by the stockholders of the Issuer and approvals of the applicable regulatory authorities, including insurance regulatory authorities), Sub will be merged with and into the Issuer (the "Merger"), with each share of Common Stock (except as otherwise provided in the Merger Agreement) being converted into the right to receive $65.00 per share in cash. As a result of the Merger, the separate corporate existence of Sub will cease and the Issuer will continue as the surviving corporation (the "Surviving Corporation").


                              (Page 4 of 15 Pages)

     Concurrently with the execution and delivery of the Merger Agreement, Munich Re and Sub entered into a Stockholders Agreement with each of American Re Associates, L.P. and KKR Partners II, L.P. (collectively, the "Stockholders"), pursuant to which, among other things, the Stockholders, severally and not jointly, have agreed to vote the shares of Common Stock then owned by them in favor of the Merger and have granted to Sub an irrevocable option (the "Option") to purchase such shares of Common Stock, at $65.00 per share, all on the terms and subject to the conditions set forth in the Stockholders Agreement, including the condition that all necessary regulatory approvals from the Delaware Department of Insurance and the New York State Department of Insurance shall have been obtained and shall be in full force and effect. The Option may be exercised by Sub, as a whole and not in part, during the period commencing upon the occurrence of any of the following events and ending on the date which is the 30th calendar day following the first to occur of such events: (i) the Issuer terminates the Merger Agreement if its Board of Directors shall have withdrawn or modified its approval or recommendation of the Merger Agreement;
(ii) the Issuer terminates the Merger Agreement if its stockholders do not approve the Merger at the stockholders' meeting; or (iii) Munich Re terminates the Merger Agreement if (A) the Issuer breaches in any material respect any of its covenants, agreements, representations and warranties contained in the Merger Agreement, (B) if the Board of Directors of the Issuer shall have withdrawn or modified its approval or recommendation of the Merger Agreement, or
(C) if the stockholders of the Issuer do not approve the Merger at the stockholders' meeting. The exercise of the Option would require aggregate funds of $1,965,340,000. Sub currently anticipates that should the Option become exercisable and should Sub decide to exercise the Option, Sub would obtain the required funds from Munich Re's general corporate funds.

Item 4. Purpose of Transaction.

     (a)-(b) As described more fully in Item 3 above, this statement relates to the Merger of Sub with and into the Issuer pursuant to the Merger Agreement. In accordance with the Merger Agreement, each share of Common Stock issued and outstanding immediately prior to the date and time of the filing of the Certificate of Merger with the Secretary of State of the State of Delaware (other than shares of Common Stock to be cancelled pursuant to the Merger Agreement) and any shares of Common Stock held by stockholders who shall have perfected their appraisal rights under Section 262 of the General Corporation Law of the State of Delaware, shall be cancelled, extinguished and converted automatically into the right to receive an amount equal to $65.00 in cash payable to the holder thereof, without interest, upon surrender of the certificate that prior to the Merger represented such share.

     (c) Not applicable.

     (d) Upon consummation of the Merger, the directors of Sub immediately prior to the effective time of the Merger will become the initial directors of the Surviving Corporation. Upon consummation of the Merger, the officers of the Issuer immediately prior to the effective time of the Merger will become the initial officers of the Surviving Corporation.

     (e) Other than as a result of the Merger described in Item 3 above, not applicable.

     (f) Not applicable.

     (g) Upon consummation of the Merger, the Certificate of Incorporation of the Issuer as in effect immediately prior to the effective time of the Merger shall be the Certificate of Incorporation of the Surviving Corporation. Upon consummation of the Merger, the By-laws of Sub, as in effect immediately prior to the effective time of the Merger, shall be the By-laws of the Surviving Corporation.

     (h)-(i) As a result of the Merger, the Common Stock will be cancelled and will no longer be listed for trading on the New York Stock Exchange.

                              (Page 5 of 15 Pages)

     (j) Other than as described above, the Filing Persons currently have no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (j) of Schedule 13D (although the Filing Persons reserve the right to develop such plans).

     The  descriptions of the Merger  Agreement and the  Stockholders  Agreement
contained   herein  are  qualified  in  their  entirety  by  reference  to  such agreements, copies of which appear as Exhibits 1 and 2 hereto, respectively.

Item 5. Interest in Securities of the Issuer.

     (a)-(b) As a result of the Stockholders Agreement, the Filing Persons may be deemed to be the beneficial owners of 30,236,000 shares of Common Stock. Based upon information contained in the most recently available filing by the Issuer with the Securities and Exchange Commission (the "SEC"), such shares constitute approximately 63.9% of the issued and outstanding shares of Common Stock.

     In the event they exercise the Option contained in the Stockholders Agreement, the Filing Persons will have shared power to vote and dispose of all the shares of Common Stock so acquired. To the knowledge of the Filing Persons, no shares of Common Stock are beneficially owned by any of the persons named in either Schedule A or Schedule B.

     (c) Neither the Filing Persons, nor, to the knowledge of the Filing Persons, any person named in either Schedule A or Schedule B, has effected any transaction in the Common Stock during the past 60 days.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.


     Other than the Merger Agreement and the Stockholders Agreement, to the best knowledge of the Filing Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any persons with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit                                                       Description
- -------                                                       -----------

  1. Conformed Agreement and Plan of Merger, dated as of August 13, 1996, among Muenchener Rueckversicherungs-Gesellschaft Aktiengesellschaft in Muenchen, Puma Acquisition Corp. and American Re Corporation is incorporated herein by reference to the Issuer's Form 8-K, SEC File No. 1-11688, Exhibit 2, as filed with the SEC on August 14, 1996.

  2.   Conformed Stockholders  Agreement,  dated as of August 13, 1996, among
       Muenchener    Rueckversicherungs-Gesellschaft    Aktiengesellschaft   in
       Muenchen, Puma Acquisition Corp., American Re Associates, L.P. and KKR Partners II, L.P. is incorporated

                              (Page 6 of 15 Pages)
      herein  by  reference  to  the  Issuer's  Form 8-K, SEC  File No. 1-11688,
      Exhibit 4, as filed with the SEC on August 14, 1996.

 3.   Joint    Filing    Agreement   between    Muenchener   Rueckversicherungs-
      Gesellschaft  Aktiengesellschaft in Muenchen and Puma Acquisition Corp.

                              (Page 7 of 15 Pages)

                                    Signature
                                    ---------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 23, 1996                       PUMA ACQUISITION CORP.


                                              By  /s/ John P. Phelan
                                              --------------------------
                                              Name:  John P. Phelan
                                              Title:


                                              By  /s/ Christoph Schurig
                                              --------------------------
                                              Name:  Christoph Schurig
                                              Title:

                              (Page 8 of 15 Pages)

                                    Signature
                                    ---------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 23, 1996             MUENCHENER RUECKVERSICHERUNGS-GESELLSCHAFT
                                    AKTIENGESELLSCHAFT IN MUENCHEN



                                    By  /s/ Christoph Schurig
                                        --------------------------
                                        Name:  Christoph Schurig
                                        Title: Deputy Member of the
                                               Executive Management



                                    By /s/ Detlef Christiansen
                                       --------------------------
                                        Name:  Detlef Christiansen
                                        Title: Manager, Operational Division:
                                               North America



                              (Page 9 of 15 Pages)

                                                                     Schedule A
                                                                     ----------

                        DIRECTORS AND EXECUTIVE OFFICERS
                            OF PUMA ACQUISITION CORP.


     The name, business address and title with Sub, and present principal occupation or employment, of each of the directors and executive officers of Sub are set forth below. Except as indicated, each person's business address is Koeniginstrasse 107, D-80791 Munich, Germany. Except as indicated, each person listed below is a citizen of Germany.

                                                                      Present Principal
                                                                    Occupation Including
                 Name and Title                                       Name of Employer
                 --------------                                       ----------------

Hans Rathnow, Chairman, President, Chief           Member of the Board of Management of Munich Re
Executive Officer and Director

John P. Phelan, Vice President, Secretary,         President, Munich Reinsurance Company of Canada
Treasurer and Director                             (Business Address:  Munich Reinsurance Company of Canada
(Citizen of Canada)                                (MROC), 390 Bay Street, 22nd Floor, Toronto, Ontario M5H 2Y2)

Dr. Heiner Hasford, Vice President,                Member of the Board of Management of Munich Re
Assistant Secretary and Director

Dr. Christoph Schurig, Vice President,             Deputy Member of Executive Management of Munich Re
Assistant Secretary and Director



                              (Page 10 of 15 Pages)

                                                                      Schedule B
                                                                      ----------

                        DIRECTORS AND EXECUTIVE OFFICERS
                                  OF MUNICH RE

                  The name, business address and title with Munich Re, and present principal occupation or employment, of each of the directors and executive officers of Munich Re are set forth below. Except as indicated, each person's business address is Koeniginstrasse 107, D-80791 Munich, Germany. Except as indicated, each person listed below is a citizen of Germany.


                                Supervisory Board

                                                                             Present Principal
                                                                           Occupation Including
                 Name and Title                                              Name of Employer
                 --------------                                              ----------------

Professor Dr. jur. Dr.-Ing. E.h. Dieter             Attorney, former Chairman of the Board of Management of
Spethmann, Chairman                                 Thyssen AG (Steel Manufacturer)
                                                    (Business Address:  Karl-Theodor-Str. 6, 40213 Dusseldorf,
                                                    Germany)

Dr. jur. Henning Schulte-Noelle, Deputy             Chairman of the Board of Management of Allianz
Chairman                                            Aktiengesellschaft (Insurance)
                                                    (Business Address:  Allianz Aktiengesellschaft,
                                                    Koeniginstrasse 28, 80802 Muenchen, Germany)

Dr. rer. pol. Wolfgang Roller, Deputy               Chairman of the Supervisory Board of Dresdner Bank AG
Chairman                                            (Bank)
                                                    (Business Address:  Dresdner Bank AG, 60301 Frankfurt,
                                                    Germany)

Herbert Bach                                        Employee of Munich Re

Christiane Bartl                                    Employee of Munich Re

Peter Burgmayr                                      Employee of Munich Re


                              (Page 11 of 15 Pages)


Ulrich Hartmann                                     Chairman of the Board of Management of VEBA AG
                                                    (Energy Producer)
                                                    (Business Address:  VEBA AG, Bennigsenplatz 1, 40474
                                                    Dusseldorf, Germany)

Dr. jur. Edgar Jannott
                                                    Chairman  of the  Boards  of
                                                    Management of VICTORIA
                                                    Holding AG, VICTORIA
                                                    Versicherung AG and VICTORIA
                                                    Lebensversicherung AG
                                                    (Insurance) (Business
                                                    Address: VICTORIA
                                                    Versicherungs-Gesellschafte,
                                                    40198 Dusseldorf, Germany)

Ludwig Knabl                                        Employee of Munich Re

Hilmar Kopper                                       Spokesman of the Board of Management of Deutsche Bank AG (Bank)
                                                    (Business Address:  Deutsche Bank AG, 60262 Frankfurt, Germany)

Dr.-Ing. E.h. Eberhard v. Kuenheim                  Chairman of the Supervisory Board of Bayerische Motoren
                                                    Werke AG (Automobile Producer)
                                                    (Business Address:  Bayerische Motoren Werke AG, 80788
                                                    Muenchen, Germany)

Dr. techn. h. c. Dipl.-Ing.                         Chairman of the Board of Management of Volkswagen AG
  ETH Ferdinand Piech                               (Automobile Producer)
(Citizen of Austria)                                (Business Address:  Volkswagen AG, 38436 Wolfsburg,
                                                    Germany)

Dr. jur. Albrecht Schmidt                           Spokesman of the Board of Management of Bayerische
                                                    Vereinsbank AG (Bank)
                                                    (Business Address:  Bayerische Vereinsbank AG, 80311
                                                    Muenchen, Germany)

Dr. rer. nat. Klaus Schumann                        Employee of Munich Re

Dr.-Ing. Dieter Soltmann                            General Partner of Gabriel Sedlmayr Spaten-Franziskaner-
                                                    Brau KGaA (Beer Brewer)
                                                    (Business Address:  Gabriel Sedlmayr Spaten-Franziskaner-
                                                    Brau KGaA, Marsstrasse 46-48, 80335 Muenchen, Germany)



                              (Page 12 of 15 Pages)

                               Board of Management


                                                                           Present Principal
                                                                         Occupation Including
                           Name                                            Name of Employer
                           ----                                            ----------------

Dr. jur. Hans-Jurgen Schintzler                             Chairman of the Board of Management of Munich Re

Dr. jur. Wolf Otto Bauer                                    Member of the Board of Management of Munich Re

Rudolf Ficker                                               Member of the Board of Management of Munich Re

Dieter Gobel                                                Member of the Board of Management of Munich Re

Dr. jur. Heiner Hasford                                     Member of the Board of Management of Munich Re

Dr. jur. Claus Helbig                                       Member of the Board of Management of Munich Re

Dr. jur. Fedor Nierhaus                                     Member of the Board of Management of Munich Re

Dieter Nonhoff                                              Member of the Board of Management of Munich Re

Hans Rathnow                                                Member of the Board of Management of Munich Re

Dr. phil. Detlef Schneidawind                               Member of the Board of Management of Munich Re

Hans-Dieter Sellschopp                                      Member of the Board of Management of Munich Re

Dr. jur. Hans-Wilmar von Stockhausen                        Member of the Board of Management of Munich Re
(Citizen of Germany and Austria)





                              (Page 13 of 15 Pages)

EXHIBIT INDEX




Exhibit                       Description                                 Page
- -------                       -----------                                 ----

   1.    Conformed Agreement and Plan of Merger, dated as of                *
         August 13, 1996, among Muenchener Rueckversicherungs-
         Gesellschaft Aktiengesellschaft in Muenchen, Puma
         Acquisition Corp. and American Re Corporation is incorporated herein by reference to the Issuer's Form
         8-K, SEC File No. 1-11688, Exhibit 2, as filed with the
         SEC on August 14, 1996.

   2.    Conformed Stockholders Agreement, dated as of August 13,           *
         1996, among Muenchener Rueckversicherungs-Gesellschaft
         Aktiengesellschaft in Muenchen, Puma Acquisition Corp.,
         American Re Associates, L.P. and KKR Partners II, L.P. is incorporated herein by reference to the Issuer's Form
         8-K, SEC File No. 1-11688, Exhibit 4, as filed with the
         SEC on August 14, 1996.

   3.    Joint Filing Agreement between Muenchener Rueckversicherungs-        15
         Gesellschaft Aktiengesellschaft in Muenchen and Puma
         Acquisition Corp.




                              (Page 14 of 15 Pages)

                                    Exhibit 3

                             JOINT FILING AGREEMENT
                             ----------------------

     In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the common stock of American Re Corporation, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings.



Dated:  August 21, 1996               PUMA ACQUISITION CORP.



                                      By  /s/ John Phelan
                                          -----------------------
                                          Name:  John Phelan
                                          Title:  Vice President


                                      By  /s/ Christoph Schurig
                                          -----------------------
                                          Name: Christoph Schurig
                                          Title:  Vice President




                                      MUENCHENER RUECKVERSICHERUNGS-GESELLSCHAFT
                                      AKTIENGESELLSCHAFT IN MUENCHEN



                                      By  /s/ Christian Fey
                                          -----------------------
                                          Name:  Christian Fey
                                          Title:

                                      By  /s/ Christoph Schurig
                                          -----------------------
                                          Name: Christoph Schurig
                                          Title:



                              (Page 15 of 15 Pages)